                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 2)*

                           First Alliance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317936102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Brian Chisick, First Alliance Corporation, 17305 Von Karman Avenue,
                        Irvine, CA 92614 (949) 224-8500
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                     2/18/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



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                                  SCHEDULE 13D



CUSIP No. 317936102                    13D                     Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           Brian Chisick; Sarah Chisick
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
           Not Applicable.
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


           PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


           Not Applicable.
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,414,169 shares of Class A Common Stock by Brian Chisick
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,513,498 shares of Class A Common Stock by Brian and
  OWNED BY          Sarah Chisick
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,414,169 shares of Class A Common Stock by Brian Chisick
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,513,498 shares of Class A Common Stock by Brian and
                    Sarah Chisick
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           Brian Chisick:  11,927,667 shares;  Sarah Chisick:  5,513,498 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           Brian Chisick:  65.8%;  Sarah Chisick:  30.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


           IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                 AMENDMENT NO. 2
                                 TO SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-2
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


                  The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof.

         ITEM 1.  SECURITY AND ISSUER.

                   This statement relates to shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 17305 Von Karman Avenue, Irvine, California 92614.

         ITEM 2.  IDENTITY AND BACKGROUND

         I.       Brian Chisick

                  (a)      Brian Chisick

                  (b)      17305 Von Karman Avenue, Irvine, CA  92614

                  (c)      Chief Executive Officer and President of the Company

                  (d) Mr. Chisick has not been convicted in a criminal proceeding during the last five years.

                  (e) During the last five years, Mr. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  (f)      United States.

         II.      Sarah Chisick

                  (a)      Sarah Chisick

                  (b)      17305 Von Karman Avenue, Irvine, CA  92614

                  (c)      Vice President of the Company

                  (d) Mrs. Chisick has not been convicted in a criminal proceeding during the last five years.


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                  (e) During the last five years, Mrs. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  (f)      United States.




         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  During the month of February, 1999, Brian and Sarah Chisick, as co-trustees of the Brian and Sarah Chisick Revocable Estate Trust U/A/D March 7, 1979 (the "Trust"), purchased on the open market, using Trust funds, an aggregate of 315,800 shares of the Company's Class A Common Stock, for an aggregate purchase price of $1,600,149.64. In addition, during the month of February, 1999, an aggregate of 16,250 shares of Class A Common Stock were purchased on the open market with personal funds for the benefit of their grandchildren, for an aggregate purchase price of $86,718.75. Brian Chisick holds sole voting and dispositive power over the additional 16,250 shares.

         ITEM 4.  PURPOSE OF TRANSACTION

                  The shares of Common Stock of the Company were acquired by Brian and Sarah Chisick for investment purposes. Neither of Mr. or Mrs. Chisick has any plans or proposals relating to or resulting in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of the securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as set forth in the Proxy Statement of the Company for the April 27, 1999 Annual Meeting of Stockholders.

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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                  (h) causing a class of securities of the Company to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         I.       Brian Chisick

                  (a) Mr. Chisick beneficially owns an aggregate of 11,927,667 shares of Class A Common Stock, representing 65.8% of the outstanding Class A Common Stock.

                  (b) Mr. Chisick has sole voting and dispositive power over 6,414,169 shares of Class A Common Stock and shares voting and dispositive power over 5,513,498 shares of Class A Common Stock with Mrs. Chisick.

                  (c)      Not applicable

                  (d)      Not applicable.

                  (e)      Not applicable.

         II.      Sarah Chisick

                  (a) Mrs. Chisick beneficially owns an aggregate of 5,513,498 shares of Class A Common stock, representing 30.4% of the outstanding Class A Common Stock.

                  (b) Mrs. Chisick shares voting and dispositive power over all such shares of Class A Common Stock with Mr. Chisick.

                  (c)      Not applicable

                  (d)      Not applicable.

                  (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 18, 1999



                                                     /s/ Brian Chisick
                                                     ---------------------------
                                                     Brian Chisick


Date:  May 18, 1999



                                                     /s/ Sarah Chisick
                                                     ---------------------------
                                                     Sarah Chisick


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